Exhibit 4.1

MASTER TRANSITION AGREEMENT

Master Transition Agreement entered into as of December 26, 2007, by Teléfonos de México, S.A.B. de C.V. (hereinafter “Telmex”), represented herein by its Chief Financial Officer, Adolfo Cerezo Pérez, and Telmex Internacional, S.A.B. de C.V., represented herein by its Chief Executive Officer, Oscar Von Hauske Solís (hereinafter “Telmex Internacional”), pursuant to the following representations and clauses:

REPRESENTATIONS

I.	Telmex represents:

a)	That it is a Mexican sociedad anónima bursátil, organized pursuant to the laws of the United Mexican States, by means of public deed number 34,726, dated December 23, 1947, registered before attorney Graciano Contreras Saavedra, at the time Notary Public No. 54 of Mexico City, Federal District, and which is registered in the Public Registry of Commerce of Mexico City, Federal District, with mercantile file No. 5,229.

b)	That its attorney-in-fact has sufficient legal powers to bind it pursuant to the terms of this Contract;

c)	Telmex’s Escisión (as defined hereinafter) was agreed upon, deriving the establishment of Telmex Internacional and given the legal relationships and several services that transitorily are required by Telmex Internacional, Telmex is willing to render the services which are the subject of this Contract to Telmex Internacional, pursuant to what is established herein below and in the corresponding Annexes to this Contract, and also to bind itself pursuant to the other terms hereunder.

II.	Telmex Internacional represents:

a)	That it is a Mexican sociedad, organized pursuant to the laws of the United Mexican States by means of public deed No. 133,605 dated December 26, 2007, registered before attorney Homero Díaz Rodríguez, Notary Public No. 54 of Mexico City, Federal District, which is registered in the Public Registry of Commerce of Mexico City, Federal District, with mercantile file No. 375,438.

b)	That its attorney-in-fact has sufficient legal powers to bind it pursuant to the terms of this Contract;

c)	That it is its wish to have the Services which are the subject of this Contract that Telmex provides and to bind itself in accordance with the other terms under this Contract.

III.	Both Parties represent:

a)	That the Annexes, Addenda and other documentation related to this Contract, which the Parties may subscribe from time to time, will be an integral part of it, and therefore they will have the same mandatory force jointly with this Contract; and

b)	That in order to assure that the purpose of Telmex’s Escisión is fully carried out and integrally perfected, they wish and agree to enter into this Contract.

Based on the representations herein above, the Parties enter into this Contract with the following:

CLAUSES

CHAPTER I

GENERAL

FIRST. DEFINITIONS. The Parties accept and agree that, unless expressed otherwise under this Contract, the terms listed herein below, will have the definition and meaning given to them as established opposite the corresponding term:

Affiliate	Relates to any person or entity that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with such Person. For the purpose of this definition, “control” (including the terms “controlled by” and “under common control with” or any similar term, as required by the context) of a Person means (i) the property of, or the power to vote the majority of the shares with voting rights when electing directors of such Person under normal circumstances without the presence of contingencies; or (ii) the direct or indirect property of the majority of the shares that represent the Corporation’s capital stock or the right to receive the majority of the profits of such Person.

Civil Code	Civil Code for the Federal District.

Telmex’s Escisión	The Escisión of Telmex approved by the General Extraordinary Stockholders’ Meeting of Telmex held on December 21, 2007, which minutes were registered by means of public deed number 133,604 on December 26, 2007, before attorney Homero Díaz Rodríguez, Notary Public No. 54 of the Federal District, which is registered under the Public Registry of Commerce of the Federal District on January 11, 2008 and which notice was published in the “Excelsior” and “Universal” newspapers on December 26, 2007.

VAT	Value Added Tax.

Invoice or Invoices	As defined in clause 4.4.1 of this Contract.

Regulating Body	Means any government or any of its political subdivisions, whether they are federal, state, local or any entity or agency of any government or political subdivision, including, without limitation, the Secretary of the Treasury and Public Credit, the Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange), the National Insurance and Bond Commission, the National Banking and Securities Commission, the National Foreign Investment Commission, the Federal

Competition Commission, the Mexican Social Security Institute (“IMSS,” as per initials in Spanish), the National Workers Housing Fund Institute (“INFONAVIT,” as per initials in Spanish) or any Mexican or foreign tax authority.

Parties	Means Telmex and Telmex Internacional jointly.

Person	Means any individual or entity, limited liability company, temporary commercial association (asociación en participación), trust, business trust, non-incorporated company, political or administrative subdivision, authority, regulating body or government, partnership, limited partnership, joint venture, joint stock company, business trust or any other entity or organization.

Service or Services	The legal, administrative, accounting, investor relations services and any and all other or any kind of service requested by Telmex Internacional or any of its subsidiaries to Telmex or to any of its subsidiaries pursuant to the terms of this Contract.

Telmex	As defined in the preface to this Contract.

Telmex Internacional	As defined in the preface to this Contract.

SECOND. LEGAL PURPOSE AND GENERAL ISSUES OF THE CONTRACT. This Contract is entered into in order to regulate the different legal relationships derived from Telmex’s Escisión and the various relationships between Telmex and Telmex Internacional on those areas related to Services, liabilities and indemnities to guarantee that the objectives, purposes and agreements derived from Telmex’s Escisión will be complied with and completely perfected.

CHAPTER II

TRANSITORY SERVICES

THIRD. SERVICES. Telmex binds itself to render Telmex Internacional the Services that from time to time will be formalized through the service specification format attached to this Contract as Annex “A,” using to that effect all the administrative, operative, scientific and/or technical knowledge that may be necessary. The Services which are the subject of this Contract shall be ruled, in general, by its clauses, and specifically, as the case may be, by what is established in the annexes that once executed by the Parties will form an integral part of this Contract and will be included herein by reference (hereinafter, the “Annexes”), or in the specific contracts entered into from time to time by the Parties.

Notwithstanding the foregoing, any discrepancy between the texts of any of the Annexes and the terms and conditions under this Contract or its cover, will be settled in favor of: (i) in the first place, what is expressly established under this Contract, (ii) in the second place, what is expressly established in the Annexes to this Contract and, in the absence thereof, and (iii) in the third place, pursuant to the principles under Article 20 of the Civil Code.

The above provided that Telmex binds itself to provide the Services which are the subject of this Contract using its best effort pursuant to the terms of Article 2615 of the Civil Code. Consequently, for the purpose of Article 2613 of the Civil Code, the obligations that bind Telmex pursuant to this Contract are of means or activity and not of results.

The rendering of the Services referred to under the Annexes shall be conditioned to Telmex’s capacity on the date of the corresponding service request. In order for a cancellation or change of a Service to take place free of charge, Telmex Internacional shall request it in writing before the times for the performance of the Services covered by this Contract are agreed upon. If a cancellation or change is requested after the times for the performance of the Services covered by this Contract have been agreed upon, the parties accept and agree that Telmex Internacional shall pay to Telmex the applicable charges or penalties as detailed under the commercial policies in effect for the Services in question.

FOURTH. CONSIDERATION.

4.1	Charges.

4.1.1. Consideration. As consideration for the Services that Telmex binds itself to render Telmex Internacional, pursuant to the Second Clause of this Contract, Telmex Internacional will pay Telmex the amounts set for each one of those Services as shall be established under the Annexes, and also the amounts corresponding to other Services the parties agree upon from time to time, and which shall be included in Annexes that the parties agree upon at a given time and that signed by the parties will become an integral part of this Contract and included by reference herein. If applicable, pursuant to the corresponding tax legislation, the consideration will be levied with the value added tax and/or any other relevant tax. The consideration referred to under this Clause shall be paid on the date, terms and conditions provided for in this Clause and in the Annexes.

4.1.2. Reimbursement of Expenses. In addition, Telmex Internacional shall reimburse Telmex for the expenses incurred by Telmex directly related with the rendering of the Services which are the subject of this Contract, pursuant to the terms and conditions established in the Annexes, that signed by the parties are an integral part of this Contract and are included by reference herein.

4.2	Place of Payment. Any and all consideration, expenses or reimbursements to be made by Telmex Internacional to Telmex, shall be paid at Telmex’s address.

4.3	Denomination. Unless the parties agree otherwise in writing, the consideration shall be invariably denominated in pesos, legal currency of the United Mexican States, or in the monetary unit of the United Mexican States monetary system that substitutes the peso; and Telmex Internacional shall pay its obligations precisely in that currency.

4.4	Payment Terms. For the payment of the consideration for the Services which are the subject of this Contract, the following payment conditions shall be complied with:

4.4.1. Invoices. Telmex shall submit every month to Telmex Internacional, at Telmex Internacional’s offices, an invoice covering the Services rendered during the previous month (hereinafter, either an “Invoice” or “Invoices”). The Invoice shall include a full description of the Services which are the subject of this Contract, rendered during the period and also the breakdown of the consideration that Telmex Internacional owes Telmex for those Services.

4.4.2. Time and Form of Payment. Telmex Internacional shall pay the Invoices to Telmex in immediately available Mexican pesos, by check or in cash, deposit in an account or in any other manner agreed upon by the parties, within the thirty (30) calendar days following the date in which Telmex submits the corresponding Invoice duly supported by the terms of this Contract.

4.4.3. Penalty Interest. If Telmex Internacional does not honor its payment obligation as mentioned in the immediately preceding paragraph, Telmex may charge penalty interest, in addition to the principal amount of the Invoices, from the date of maturity of the Invoices to the date in which they are paid in full, at an annual rate equal to the most recent annual Tasa de Interés Interbancaria de Equilibrio (TIIE)—Interbank Interest Rate from the date in which the breach begins, multiplied by 1.5 (one point five), over a monthly calculation basis, plus the corresponding VAT.

Penalty interest shall be calculated on the outstanding amounts and shall be computed per calendar day on a 360 (three hundred sixty) day per one (1) year basis, and for the number of days actually elapsed from the maturity date of the Invoices to the date in which the amounts are made available to Telmex, and it is understood that the penalty interest shall vary every month based on the variations of the rate of reference during the period in which the breach continues.

The above provided that, in no case, the interest rate used as a basis to determine the penalty interest may be less than the highest interest rate of the bond or instrument that the Federal Government places in the money markets that approximates a 28-day period.

FIFTH. INDEMNIFICATION. Neither Party shall be liable before the other party for damages, indirect or consequential damages, or for the loss of revenues derived or attributable to any of the acts or omissions of the Parties or third parties related to this Contract. In addition, neither Party shall be liable for the damages caused to Telmex or Telmex Internacional due to force majeure or acts of god, such as explosions, earthquakes or other natural phenomena and those that are provoked by third parties or that are alien to the rendering of the Services which are the subject of this Contract and that Telmex or, as the case may be, Telmex Internacional, have not been able to reasonably foresee or avoid, such as civilian riots, sabotage or terrorism or other similar situations. In any event, the Parties’ civil responsibility shall be limited to indemnity for the damages directly caused.

SIXTH. TEMPORARY SUSPENSION. If an event due to force majeure or act of god happens that temporarily hinders Telmex from providing the Services pursuant to the terms of this Contract, the Services which are the subject of this Contract shall be temporarily suspended and the Parties shall agree on the actions and extraordinary services required to restore, regularize, and guarantee the continuity and quality of the Services. In this event, Telmex Internacional shall pay, upon Telmex’s request, for the Services actually rendered up to the time they were suspended. In any event, Telmex shall make its best effort to restore the Service.

SEVENTH. ASSIGNMENT. Telmex as well as Telmex Internacional bind themselves to fulfill their obligations under this contract by themselves, and consequently, the rights and obligations derived from this Contract in no event may be assigned, encumbered or transferred in any manner without the previous consent from the other Party; this consent shall not be unreasonably denied. As an exception to the above, any of the Parties may assign its rights and obligations under this Contract to any subsidiary or Affiliate of the Parties, without having to obtain authorization from the other party.

CHAPTER III

INDEMNIFICATION AND SETTLEMENT

FINANCING AND DEBT ISSUES

EIGHTH. GENERAL INDEMNITIES.

8.1	Telmex binds itself to indemnify and hold Telmex Internacional harmless of any claim derived from any direct or indirect liability or contingency that had remained with Telmex due to Telmex’s Escisión; and Telmex Internacional binds itself to indemnify and hold Telmex harmless of any debt or direct contingency that had been expressly transferred to Telmex Internacional due to Telmex’s Escisión.

8.2	Mechanics: The obligation to indemnify as described in this clause shall be subject to the following conditions: if there were an event that requires indemnification under this Contract, the party to be indemnified shall notify in writing to the party that has to indemnify for this event as soon as possible, but not later than fifteen (15) days following the date previous to the date in which (i) the party to be indemnified has known about the occurrence of this event, or (ii) this party has been notified that a lawsuit was filed in a court, or an action has been brought by an administrative entity alleging the occurrence of an event that gives the right to the party to be indemnified to an indemnity from the party that has to carry out the indemnification. Notwithstanding the foregoing, if an authority or Regulating Body requests information or documentation related to an event due to which it is required to indemnity settling a shorter than a 30-day term to deliver such information or documentation, the 15-day term mentioned herein above will be reduced to a period that is equal to half the term granted by that authority or Regulating Body to deliver the information or documentation requested. The party to pay the indemnity shall have the right, at its option and cost, to object or defend the responsibility of the party to be indemnified; thus it is to be understood that the lawyer of the party to make the indemnity is approved by the party to be indemnified and it can participate in the defense, bearing the expense. Neither the party to be indemnified, nor its successors or assignees shall admit any liability, reach an agreement or pay or respond for such supposed responsibility without the prior consent in writing from the party that should pay the indemnity provided that it is objecting or defending in good faith the alleged responsibility of the party to be indemnified. The party to be indemnified shall cooperate with the party to pay the indemnity in the objection or defense mentioned herein above. Any agreement or transaction to end the legal process or lawsuit shall be subject to mutual consent, and it shall not be unreasonably denied, by the party to be indemnified and the party that shall pay the indemnity. The obligations of the parties contained in this Clause shall continue for a five-year period following the effective date of Telmex’s Escisión.

8.3

Settlement and Waiver: The parties to this Contract: (i) waive all the rights and actions that oppose the content of this Contract on any claim derived from Telmex’s Escisión or acts or situations that occurred prior to Telmex’s Escisión, and therefore consider those rights or actions extinguished and remit to the other party its obligations with the exception of what is contemplated herein, and, (ii) they bind themselves to not try in the future to file a dispute over any of those rights and responsibilities and (iii) agree that beyond the obligations contained in this Contract, neither Telmex nor Telmex Internacional, will have claims against each other due to economic obligations, including damages, indirect damages, expenses or legal expenses, and they mutually grant each other therefore, the broadest settlement permitted by law and do not make any reservations thereof for any legal action claim.

CHAPTER IV

OTHER ACTS AND AGREEMENTS

NINTH. CONSENTS AND AUTHORIZATIONS. Each one of the Parties binds itself to take all the reasonable commercial actions to obtain all the authorizations and permits, such as the approval of their corresponding committees and boards of directors, of the necessary Regulating Bodies and third parties, as the case may be, that may or can be necessary for the implementation and perfecting of this Contract, the compliance with its obligations under it, and to carry out all the operations related to Telmex’s Escisión.

In addition, the Parties expressly agree and bind themselves in good faith and diligence that they will carry out all the actions and will take all the necessary or convenient actions, in order for them to be fully effective and to entirely comply with the agreements contained herein and Telmex’s Escisión. The Parties agree and expressly bind themselves that neither of them will file a lawsuit, a legal action, demand or denunciation of facts against the other party, on any asset assigned as a result of Telmex’s Escisión.

TENTH. COMMON ACTION. The Parties, hereby agree in a common action (litis consorcio pasivo) in the event of a legal proceeding arising from Telmex’s Escisión or any of the issues covered under this Contract. Therefore, Telmex Internacional, hereby appoints Telmex as its representative.

ELEVENTH. INFORMATION. In addition to what is established under this Contract, the Parties will provide each other all the information needed to prepare the financial statements, tax documentation, administrative acts before the regulating bodies or any other act or fact that is required for the continuous development of its operations. Additionally, Telmex represents and binds itself to make available to Telmex Internacional its accounting records and work and support documents, if Telmex Internacional wishes to consult or obtain a copy of them, which shall be requested previously and in writing.

TWELFTH. NEGATIVE COVENANTS. Each party agrees that it will not take any action that could reasonably be expected to prevent Telmex’s Escisión from qualifying as tax-free under Mexican or U.S. federal tax laws. Therefore, beginning on the date this Contract is entered into until December 26, 2009, Telmex Internacional shall refrain from participating in any escisión, merger or consolidation with any other Person, without Telmex’s prior written consent.

THIRTEENTH. PROPERTY OF THE CORPORATION. All memoranda, public deeds, contracts, books of corporate minutes, stock registration books, notes, lists, registers and other documents, data, electronic records, magnetic or optical records or papers (and all corresponding copies) including those filed in computer memory, or in other media, made or compiled by Telmex or made available to Telmex on

Telmex Internacional and the assets that were assigned to it by Telmex’s Escisión, and all the other corporate books that should be kept by Telmex Internacional pursuant to Mexican Law are and shall be the property of Telmex Internacional and they shall be delivered to Telmex Internacional.

CHAPTER V

MISCELLANEOUS

FOURTEENTH. FINAL AGREEMENTS.

14.1	Notices and Notifications.

14.1.1 Address of the Parties. Pursuant to the terms of Article 34 of the Civil Code for the Federal District, and for all issues related or regarding this Contract, or all notices, communications or notifications that the Parties should give each other in complying with this Contract, they determine that their conventional addresses and number of telecopy are as stated herein below:

Teléfonos de México, S.A.B. de C.V.

Parque Vía 190

Colonia Cuauhtémoc

06599 México, Distrito Federal

Telmex Internacional, S.A.B. de C.V.

Insurgentes Sur 3500

Colonia Peña Pobre, Tlalpan

14060 México, Distrito Federal

14.1.2 Notifications. All notifications or notices that the Parties must give each other under this Contract, will be made in writing or by telecopy confirmed in writing, and they shall be considered done on the date they are received, in an irrefutable manner, by the party to whom they are addressed.

14.1.3 Change of Address. If either Party changes its address, it shall so notify the other party at least fifteen (15) working days in advance of the date this event occurs, or on the contrary it will be understood that the notices, notifications or communications to be given pursuant to this Contract, shall have legal effect if delivered at the last address notified to the other Party.

14.1.4 Term. This Contract shall be in effect for successive annual periods and shall be automatically renewed annually. The initial annual period shall not be terminated in advance. After the initial annual period, the Parties may terminate this Contract at any time by previous written agreement, except for the obligations indicated in this Fourteenth Clause, which will be valid up to the conclusion of the date indicated therein. Notwithstanding the above, even in the case of termination of this Contract in accordance with this Clause, the parties shall collaborate in accordance with the terms provided under this Contract to take care or solve any issue that could arise after the termination takes place, that are related to the legal, corporate, accounting or financial, fiscal or of any other kind of assignation that could exist between them. Therefore, this Contract shall continue to rule the relationship between the parties.

14.1.5 Jurisdiction and governing law. For all issues related to the interpretation, compliance and execution of this Contract, the Parties expressly agree to abide by the applicable laws and provisions of Mexico City, Federal District, and also the jurisdiction of the Federal Courts resident in Mexico City, Federal District when applicable, and therefore, expressly waive any jurisdiction that could correspond to them due to their present or future address or any other reason.

14.1.6 Confidential Information. During a five (5) year term beginning on the execution date of this Contract, the parties shall keep in secret and the most strict confidentiality and shall not use for their own benefit or of a third party, the confidential information of both companies or their businesses or subsidiaries they have due to their situation prior to Telmex’s Escisión, including, without limitations, the technical know-how, commercial secrets, customer lists, customer or consultants information, price policies, methods, plans and market strategies, techniques or development plans of products, marketing methods, technical processes and research projects of each Party and their subsidiaries. All this information shall be deemed to be “Confidential” for the purpose of this Contract. The confidentiality obligation shall not apply to specific portions of the confidential information previously referred to if this information is made available to the public at large for a reason other than the non-authorized disclosure made by one of the Parties.

This Contract is executed in duplicate, by the representatives of the Parties, who have been duly authorized in Mexico City, Federal District, as of December 26, 2007.

Teléfonos de México, S.A.B. de C.V.		Telmex Internacional, S.A.B. de C.V.

By:	/s/ Adolfo Cerezo Pérez	By:	/s/ Oscar Von Hauske Solís
Name:	Adolfo Cerezo Pérez	Name:	Oscar Von Hauske Solís
Title:	Chief Financial Officer	Title:	Chief Executive Officer

ANNEX “A”

SERVICE SPECIFICATION [FORM]

This document, once executed by the parties, will form an integral part of the Contract entered into as of December 26, 2007, between Teléfonos de México, S.A.B. de C.V. (“Telmex”) and Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”).

The description of the terms and conditions under which the Services will be provided is as follows:

a)	Description of the Services

b)	Places in which the Services shall be provided

c)	Consideration

d)	Service levels

e)	Term for the Service provided

f)	Date and place of signing

Teléfonos de México, S.A.B. de C.V.		Telmex Internacional, S.A.B. de C.V.

By:	[Form not for signature]	By:	[Form not for signature]
Name:		Name:
Title:		Title: